SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                       (Amendment No. 2)*

                     MICRON TECHNOLOGY, INC.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                           595112-10-3
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 12, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-
1 (e), 13d-1 (f) or 13d-1 (g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       Page 1 of 11 Pages

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CUSIP No. 595112-10-3       Schedule 13D             Page 2 of 11


1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF              94-1672743
     ABOVE PERSON:

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**    (a)[ ]
                                                           (b)[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:                                          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:             25,476,254(1)
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                     N/A
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:        25,476,254(1)
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH    25,476,254(1)
     REPORTING PERSON:

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW           4.6%
     (11):

14.  TYPE OF REPORTING PERSON:                                 CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 595112-10-3       Schedule 13D             Page 3 of 11


Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on October 27, 1998, as previously amended, with respect to the Common Stock of Micron Technologies, Inc. ("Micron" or "Issuer").

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer of microcomputer components, modules and systems.

          (d)    Criminal Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required
          by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.
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CUSIP No. 595112-10-3       Schedule 13D             Page 4 of 11


ITEM 4.   Purpose of the Transaction.

          The Reporting Person presently holds the Securities as an investment. Depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Securities, through one or more sales pursuant to public or private offerings or otherwise. The Reporting Person may determine to retain some portion of the Securities as an investment.

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares             25,476,254(1)
                 Beneficially Owned:

                 Right to Acquire:            N/A

                 Percent of Class:            4.6% of the
                                              Issuer's
                                              outstanding Common
                                              Stock (based upon
                                              554,824,850 shares
                                              of Common Stock
                                              outstanding(1), as
                                              reported by the
                                              Issuer in its Form
                                              10-Q for the
                                              quarter ended
                                              March 2, 2000 and
                                              assuming the
                                              conversion of
                                              31,620,554 shares
                                              of Class A Common
                                              Stock issued to
                                              the Reporting
                                              Person pursuant to
                                              the Securities
                                              Purchase Agreement
                                              between the Issuer
                                              and the Reporting
                                              Person dated
                                              October 15, 1998,
                                              previously filed).

          (b)    Sole Power to Vote, Direct   25,476,254(1)
                 the Vote of, or Dispose of
                 Shares:

(1) The Reporting Person owns Class A Common Stock that automatically converts into Common Stock upon sale or transfer except for certain sales or transfers specified in the Issuer's Certificate of Amendment of the Certificate of Incorporation. The Reporting Person may also earlier convert at its option. All share amounts reported have been adjusted for the 2:1 stock split effective May 1, 2000 as reported by the Issuer in Form 10Q for the quarter ended March 2, 2000.

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CUSIP No. 595112-10-3       Schedule 13D             Page 5 of 11


          (c)    Recent Transactions:         On May 12, 2000
                                              the Reporting
                                              Person sold in
                                              multiple
                                              transactions
                                              between May 4,
                                              2000 and May 12,
                                              2000, an aggregate
                                              of 6,144,300
                                              shares of Common
                                              Stock.  All shares
                                              were sold pursuant
                                              to Rule 144
                                              promulgated under
                                              the Securities Act
                                              of 1933, as
                                              amended.

          (d)    Rights with Respect to       N/A
                 Dividends or Sales
                 Proceeds:

          (e)    Date of Cessation of Five    May 12, 2000
                 Percent Beneficial
                 Ownership:

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CUSIP No.  595112-10-3      Schedule 13D             Page 6 of 11


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  May 15, 2000.

                                 INTEL CORPORATION


                                      /s/F. Thomas Dunlap, Jr.
                                 By:  ------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary




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CUSIP No. 595112-10-3       Schedule 13D             Page 7 of 11


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   BP Amoco p.l.c., an integrated oil company.
business and      Britannic House, 1 Finsbury Circus
address of        London EC2M 7BA
corporation or
other
organization in
which employment
is conducted:

Citizenship:      British


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CUSIP No. 595112-10-3       Schedule 13D             Page 8 of 11


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          Arbor Company, 1340 Arbor Road, Menlo Park, CA
Address:          94025

Principal         Chairman
Occupation:

Name, principal   Arbor Company, a limited partnership engaged
business and      in the electronics and computer industry.
address of        1340 Arbor Road
corporation or    Menlo Park, CA 94025
other
organization in
which employment
is conducted:


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CUSIP No. 595112-10-3       Schedule 13D             Page 9 of 11


Name:             Gordon E. Moore

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          The Charles Schwab Corporation, 101 Montgomery
Address:          Street, San Francisco, CA 94104

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, a financial
business and      services provider
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          AeroGen, Inc., 1310 Orleans Drive, Sunnyvale,
Address:          CA 94089

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:


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CUSIP No. 595112-10-3       Schedule 13D            Page 10 of 11


Name:             Leslie L. Vadasz

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Executive Vice President; President, Intel
Occupation:       Capital

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Morgan Hall 215,Soldiers Field Park Road
corporation or    Boston, MA 02163
other
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          University of Florida, 226 Tigert Hall, P.O.
Address:          Box 113150, Gainesville, FL 32610

Principal         Interim President of the University of Florida
Occupation:

Name, principal   University of Florida
business and      226 Tigert Hall
address of        P.O. Box 113150
corporation or    Gainesville, FL 32610
other
organization in
which employment
is conducted:


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CUSIP No. 595112-10-3       Schedule 13D            Page 11 of 11


                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive Vice President; General Manager, Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive Vice President; General Manager, New
            Business Group

Name:       Andy D. Bryant
Title:      Senior Vice President, Chief Financial and Enterprise
            Services Officer

Name:       Sean M. Maloney
Title:      Senior Vice President; Director, Sales and Marketing
            Group

Name:       Michael R. Splinter
Title:      Senior Vice President; General Manager, Technology
            and Manufacturing Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President; General Manager,
            Microprocessor Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer